November 8, 2007

Jeffrey R. Speed
Executive Vice President and Chief Financial Officer
Six Flags, Inc.
1540 Broadway, 15th Floor
New York, NY 10036

> **RE:** **Six Flags, Inc.**
> **Form 10-K: For the fiscal year ended December 31, 2006**
> **Form 10-Q: For the quarterly period ended June 30, 2007**
> **Commission file number: 1-13703**

Dear Mr. Speed:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2006

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 40

1. Please include the amount outstanding under your five-year revolving credit facility in your contractual obligations table.

Item 8: Financial Statements and Supplementary Data, page 46

Consolidated Balance Sheets, page F-6

2. Please explain to us how you generate accounts receivable and why you have approximately one month's sale outstanding in accounts receivable. It is not clear why you have a significant amount of accounts receivable when it appears that your business is primarily cash based.

Note 1: Summary of Significant Accounting Policies, page F-11

Note (f): Advertising Costs, page F-12

3. Please quantify for us the amount of advertising costs that were capitalized at year end and tell us the amount of these costs that were expensed in the subsequent quarterly period. Refer to paragraph 49(d) of SOP 93-7 for required disclosure.

Note (i): Intangible Assets, page F-13

4. Please provide us the 2006 fair value analysis of your sole reporting unit and the analysis that was used to allocate goodwill to the Sale Parks disposition. In addition, explain to us the basis for your fair value analysis if you did not assign the long-term debt and mandatorily redeemable preferred stock to your sole reporting unit and additionally reduce the fair value of the reporting unit by the minority interest distributions. Refer to paragraphs 23-25, 32, and 39 of SFAS 142 for guidance.

5. Please provide the disclosure required by paragraph 45(c) of SFAS 142 with regard to the changes in the carrying amount of goodwill during the period.

Note 3: Property and Equipment, page F-23

6. Please reconcile for us the 2005 net property and equipment amount of $1,927,591,000 from the prior year Form 10-K with the 2005 net property and equipment amount of $1,703,347,000 from the current year Form 10-K. We note that $274,002,000 of property and equipment has been reclassified as held for sale, however, the difference between the reported amounts is only $224,244,000.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sarah Risdal at 202-551-3269 or me at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief